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                           August 31, 2021

       Martyn Wade
       Chief Executive Officer and Director
       Grindrod Shipping Holdings Ltd.
       #03-01 Southpoint
       200 Cantonment Road
       Singapore 089763

                                                        Re: Grindrod Shipping
Holdings Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed August 23,
2021
                                                            File No. 333-259019

       Dear Mr. Wade:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-344-9074 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Joshua Wechsler